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                     [RAPTOR NETWORKS TECHNOLOGY, INC. LOGO]
                          1241 E. Dyer Road, Suite 150
                           Santa Ana, California 92705
                                 (949) 623-9300


                                 March 20, 2007

Via FedEx and EDGAR Correspondence
----------------------------------

Mark P. Shuman
Branch Chief - Legal
U. S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

         RE:      RAPTOR NETWORKS TECHNOLOGY, INC.
                  REVISED PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 2, 2007
                  FILE NO. 0-51443


Dear Mr. Shuman:

         This letter responds to the comments of your letter dated March 14, 2007 relating to Raptor Networks Technology, Inc. (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of the Company's Preliminary Proxy Statement on Schedule 14A, File No. 0-51443 (the "Proxy Statement"), contain revisions that are in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of March 14, 2007, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of March 14, 2007. The page numbers referenced below correspond to the marked version of the Proxy Statement enclosed herewith.

         The Company respectfully asks that the Securities and Exchange Commission ("SEC") staff make all reasonable efforts to review this letter and the enclosed Proxy Statement and work toward a definitive proxy statement as promptly as reasonably possible, as the Company may be subject to monetary penalties and an event of default under its senior convertible securities if a definitive proxy statement is not mailed to its shareholders on or before Friday, March 30, 2007. The Company appreciates any efforts that can be made by the SEC staff in this regard.

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PROPOSAL NO. 2
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1.       AS YOU DISCLOSE, THE INCREASED SHARE AUTHORIZATION FOR WHICH YOU ARE
         SEEKING STOCKHOLDER APPROVAL IS REQUIRED IN ORDER TO PROVIDE A PORTION OF THE SHARES ISSUABLE UNDER THE SENIOR CONVERTIBLE NOTES AND WARRANTS YOU SOLD IN JULY 2006. PURSUANT TO NOTE A OF SCHEDULE 14A, YOUR DISCLOSURE DOCUMENT SHOULD PROVIDE INFORMATION THAT YOU WOULD BE REQUIRED TO PROVIDE IF SHAREHOLDERS WERE VOTING DIRECTLY TO APPROVE THE ISSUANCE OF SHARES OF COMMON STOCK ON CONVERSION OR EXERCISE, AS APPLICABLE, OF THE CONVERTIBLE NOTES AND WARRANTS. ACCORDINGLY, PLEASE PROVIDE THE NECESSARY DISCLOSURE PURSUANT TO ITEMS 11 AND 13 OF
         SCHEDULE 14A.

         With respect to Item 11, pursuant to our legal counsel's conversation with Daniel Lee on March 15, 2007 and the next to last sentence of Item 11(b), which provides "If the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any," because Proposal No. 2 relates to authorization of additional shares of common stock of a class outstanding, no additional description of the securities is required. Thus, we have not provided any additional disclosures with respect to Item 11 for Proposal No. 2.

         With respect to Item 13, the Company has revised its disclosure in Proposal No. 2 on pages 23 to 42 and on pages F-1 to F-22 of the marked Proxy Statement to include the financial and other information required by Item 13(a).

2. FOR PURPOSES OF CLARITY, PLEASE REVISE YOUR DISCLOSURE REGARDING THE NUMBER OF SHARES AUTHORIZED, AVAILABLE AND SUBJECT TO ISSUANCE TO PRESENT SUCH INFORMATION IN TABULAR FORMAT.

         The Company has revised its disclosure in Proposal No. 2 on page 20 of the marked Proxy Statement to include in tabular format a disclosure of the shares authorized, outstanding, reserved and available for issuance.

         We trust that the foregoing is responsive to your comments in your letter of comments dated March 14, 2007. If you have any questions, please call me at (949) 623-9305 or the Company's corporate counsel Garett M. Sleichter at
(714) 641-3495 or Thomas J. Crane at (714) 641-3464.

                                                Respectfully submitted,

                                                /s/ BOB VAN LEYEN

                                                Bob van Leyen

cc:      Daniel Lee (w/encl.)
         Thomas J. Crane
         Garett M. Sleichter